October 2, 2024

Son Tam
Chief Executive Officer
Epsium Enterprise Ltd
Alameda Dr. Carlos D   assumpcao
Edf China Civil Plaza 235-243, 14 Andar P
Macau, SAR China

        Re: Epsium Enterprise Ltd
            Amendment No. 4 to Registration Statement on Form F-1
            Filed September 18, 2024
            File No. 333-276313
Dear Son Tam:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed September 18, 2024 Risk Factors
Risks Related to our Ordinary Shares and This Offering
Substantial future sales or perceived potential sales of our Ordinary Shares..., page 34

1. Please contextualize your statement that the Resale Shareholders "may be willing to accept a lower sales price than the price investors pay in this offering" by disclosing the price at which the Resale Shareholders acquired the shares being registered for resale.
       Enhance this risk factor to acknowledge that the number of shares being offered pursuant to the Resale Prospectus without lock-up or leak-out arrangements exceeds the number of shares being registered for sale in the IPO.
 October 2, 2024
Page 2
Resale Prospectus Alternate Cover Page, page ALT

2. We note your response to prior comment 5, but it does not appear that all of the disclosure responsive to guidance in the Sample Letters to China-Based Companies on the cover page of the IPO prospectus has been added to the resale prospectus cover page.
       Specifically, disclosure from the paragraph beginning, "Epsium Enterprise Limited is a company organized under the laws of the Hong Kong Special Administrative Region..." to the paragraph beginning, "Unless otherwise indicated or the context otherwise requires, references..." has not been added. Please revise accordingly so that all China-based issuer disclosure is provided on both cover pages.

       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Laura Hua Lua Hemman, Esq.